UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Unaudited Interim Condensed Financial Results for the Six Months Ended June 30, 2025

On February 19, 2026, K Wave Media Ltd. (the “Company”) released its unaudited interim condensed financial statements for the six months ended June 30, 2025 (the “Six-Month Financials”). The Six-Month Financials are attached as Exhibit 99.1 to this Report on Form 6-K and are incorporated by reference herein.

Nasdaq Market Value of Listed Securities Deficiency Letter

As previously disclosed, on January 22, 2026, the Company received a letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the period from November 25, 2025 to January 20, 2026, the Market Value of Listed Securities (“MVLS”) for the Company was below the $50 million minimum MVLS requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company had a compliance period of 180 calendar days, or until July 21, 2026, to regain compliance with the MVLS Rule.

On February 18, 2026, the Company received a letter from the Staff indicating that the Staff had determined that for the period from January 20, 2026 to February 17, 2026, the Company’s MVLS had been $50,000,000 or greater and, accordingly, the Company had regained compliance with the MLVS Rule and the matter has been closed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Financial Results for the Six Months Ended June 30, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: February 19, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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